Exhibit 1.1

COMPANIES ORDINANCE
Company Limited by Shares
AMENDED MEMORANDUM OF ASSOCIATION
OF

1.	The name of the Company: ריט טכנולוגיות בע"מ
and in English:

RIT TECHNOLOGIES Ltd.

2.	The Objectives for which the Company was established:

a.
To manufacture, market, sell, import, export, acquire, rent to, lease to, rent from, lease from and engage in any manner whatsoever in computer equipment, including computer communications equipment, including any auxiliary equipment, components and items for computers, including any equipment, auxiliary equipment and electronic components of any kind whatsoever, including  mechanical equipment of any kind whatsoever, including the editing and publication of any informative material pertaining to the aforementioned equipment.

b.	To manage an enterprise of agents, representatives, empowered and representatives of any person in the computer, electronics, mechanics sectors and in any other sector.

c.
To engage in the planning, research and development of equipment for computers, electronics, mechanics, including computer communications equipment and including any auxiliary equipment, electronic and mechanical components and items.

d.
To apply, register, purchase or acquire in any other manner patents, licenses, concessions, molds, know-how, manufacturing processes, professional secrets and rights of any kind whatsoever in the computer, electronics, mechanics sectors and in any other sector.

e.
To manage any business of capitalists, proprietors of property, holders of concessions, financiers, agents, couriers, brokers, marketing people and contractors; to undertake, manage and execute any financial and investment businesses,

f.
To loan moneys, obtain and assure their payment in such manners as the Company will deem fit, and especially - but without prejudice to the generality of that stated - by way of issuing mortgages on its lands and on other immovable assets of the Company and/or by way of floating and/or fixed and special charges and pledges on any part of its lands and its other assets, entirely or partially, either existing at present or in the future, and to redeem and pay any such mortgages, charges or pledges. Furthermore, the Company will be entitled to assure the payment of moneys loaned by it or which would be loaned by it by way of issuing new and other bonds and stock of bonds, and to assure their payment by way of pledging any part of the lands of the Company and the remainder of its assets, entirely or partially, either existing at present or in the future, including unpaid-up share capital, by means of any kind of pledge without any limit, and to redeem, purchase and dispense such bonds or stock of bonds or any other pledge, as above.

g.
To lend moneys and make retrospective payments or credit and to guarantee to the debts and contracts of same persons, firms and companies, according to same conditions, as the Company will deem fit, especially to clients and to other persons with whom the Company engages in businesses, to give guarantees, moneys or to give credit to same persons, firms and companies and to receive from those, to whom the Company will lend moneys or give credit or guarantee, all sorts of guarantees and securities, as the Company will deem fit, including - but without prejudice to the generality of that stated - mortgages, pledges, floating charges and fixed charges on any asset of any kind and type whatsoever, lands and movable and to release and relinquish any guarantees and securities as above and to redeem them in such conditions as the Company will deem appropriate.

h.
To engage in any businesses of trade, import, export, delivery, supply, marketing, distribution, exploitation, brokerage and the handling of technical and mechanical equipment, instruments, articles, work tools, craftsmanship tools, accessories, containment vessels, packages, raw materials, commodities, products, goods and materials of any kind and type and for any usage whatsoever.

i.
To engage in research, exploration and development of natural resources and their exploitation, to conduct researches in connection therewith, and to hold, manage, finance, organize and employ research institutes, laboratories and delegations.

j.	To engage in the conveyance and transportation in all means of transportation and conveyance of any kind and type whatsoever.

k.
To apply, register, purchase or acquire in any other manner or to obtain rights of usage or examination, to protect, extend and renew, in Israel and overseas, all kinds of patents, patent rights, invention licenses, licenses, protections of concessions (hereinafter - Patent Rights), which in the opinion of the Company may be beneficial to it, and also to use Patent Rights, to work in accordance with them, to exploit them in any manner whatsoever, to enter into any agreement and to carry out any action in connection with Patent Rights, to sell, and transfer in any other manner Patent Rights and to grant license and privileges in connection with Patent Rights.

l.
To engage in all sorts of examinations, tests and scientific, technical, mechanical and other experiments, including pursuant to their improvement and in an attempt to improve any inventions and Patent Rights, to which the Company will be entitled or entitled to the use thereof or if it would purchase them or would seek to purchase them for itself.

m.
To apply, obtain, purchase, hold, maintain, exploit, sell and transfer throughout the world, molds, manufacturing processes, know-how, professional secrets, permits, licenses, possessions, concessions, leases and rights and benefits of any kind whatsoever, entitling the Company or allowing it to engage in any businesses, in which it is entitled to engage.

n.
To commit in agreements with any government or authority, whether central, municipal, local or other, throughout the world, in a manner deemed most beneficial pursuant to the objectives of the Company, entirely or partially, and to obtain any right, privilege or concessions from any such government or authority, as the Company will deem beneficial to obtain, exploit or execute.

o.
To assume same means as the Company will deem fit in order to advertise its actions and enterprises, especially by means of an advertising in the printed media, the radio and in other manners, by means of leaflets, holding of exhibitions and publication of brochures and also by way of granting awards and grants.

p.
To purchase or acquire in any other manner and to obtain any business - both as a going-concern business and otherwise - and any property, assets, reputation, rights and obligations of any person or company if such may be beneficial to he Company or beneficial to the promotion of any matter within the framework of any of the objectives of the Company.

q.
To establish and found or participate in the establishment or founding of any company in order to purchase or undertake, entirely or partially, the property, rights and obligations of such a company and for any other purpose, which in the opinion of the Company may assist such a company, whether directly or indirectly, to promote any matter within the framework of any of the objectives of such a company.

r.	To consolidate or merge with any other company.

s.
To enter into partnership or commit in an agreement for the distribution of profits, consolidation of profits or cooperation with any person or company that is carrying out or is entitled to carry out a business or businesses, that the Company is authorized to perform.

t.
To sell and transfer the plant of the Company, entirely or partially, according to same consideration as the Company will deem fit, especially in consideration of shares, bonds or other securities, to another company whose objectives, entirely or partially, are similar to the objectives of the Company.

u.	To commit in any agreement or contract and to sign any document, deed, contract and agreement within the framework of the objectives of the Company.

v.	To insure the Company, its property, facilities, plants and actions, entirely or partially, against any damage, loss, risk or liability.

w.	To invest and act with the moneys of the Company, which are not immediately required for its businesses, in such manner as the Company will decide from time to time.

x.
To distribute its assets, entirely or partially, to its members, according to a specific distribution, so long as such distribution of assets will not result in a capital decrease in contrast with the Companies Ordinance.

y.
To give allowances, awards and prizes to its workers and managers or to those that were its workers or managers and to their family members, and the Company may also found or support and assist with the opening of schools, educational, scientific institutes or commercial companies, whether such institutes and companies are connected to the businesses of the Company or not, and the Company may also found and support clubs or other institutes to the benefit of the businesses of the Company or to the benefit of its workers and managers.

z.
To act pursuant to the achievement of any of the objectives stated above, in any location throughout the world, and to do in any country and in any location worldwide all the actions that the Company is entitled to do in Israel - by force of the Law and by force of this Memorandum of Association - and to undertake and execute any trade or business - which in the opinion of the Company assist to the promotion of any matter being within the framework of any of the objectives of the Company.

aa.
To do all the actions or any of the actions specified in the Second Supplement to the Companies Ordinance, and it is hereby declared that any objective or authority which would be added to the Second Supplement to the Companies Ordinance by way of any amendment whatsoever to the Ordinance or in any other manner, will not be regarded as if omitted from this Memorandum of Association and will be regarded as if it was included in this Memorandum of Association, unless such an objective or authority is prohibited by  any Law prevailing in Israel in such time.

bb.
To do all the actions that are connected or involved in the objectives, included in this Memorandum of Association, whether specifically or implied, or which may bring about the achievement of the aforementioned objectives, entirely or partially.

cc.
To do all the aforementioned actions, or any part of them, whether in Israel or outside Israel, throughout the world, whether as proprietors or as agents, contractors or trustees or in an other manner whatsoever, whether by itself or in participation with others and by means of agents, contractors or trustees or by means of others.

dd.
It is hereby agreed an declared that in this Memorandum of Association the following terms - whether such terms appear in the Memorandum of Association itself or if they appear in the Second Supplement of the Companies Ordinance - the following meaning:

A “man” or a “person”	-	including a company and a cooperation.
A “company” or a “corporation”	-	including, in the event that the term does not refer to the current company, any other company, political, public or legal body, a partnership of a group of people whether incorporated or not.
“Land”	-	including any right in lands or in connection therewith, whether such rights can be registered or not, including buildings and plantations and any thing attached to the land.

ee.
Furthermore, it is declared and agreed that apart from events in which regard it is explicitly stated otherwise in this Memorandum of Association, each and every objective and each and every authority, specified in any of the Sub-Sections of this Section, including any of the Sections of the Second Supplement to the Companies Ordinance - taking into account the provisions of Sub-Section aa. of this Section - are principal objectives independent of one another and should no be restricted or diminished in any manner by deducing any conclusion from any Sub-Section of this Section or from any other Section included in the Second Supplement to the Companies Ordinance or from the name of the Company or in any reliance on it.

The liability of the members is limited.

3.
The share capital of the Company is eight million two thousand and thirty three New Israeli Shekels (NIS 8,002,033) divided into ten million (10,000,000) Ordinary Shares, par value NIS 0.80 each, and twenty thousand two hundred and thirty (20,230) Deferred Shares, par value NIS 0.10 each. The Ordinary Shares confer upon their holders the rights described in these Articles. Notwithstanding any other provision of these Articles, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company

We, the persons whose names and addresses are specified hereunder, are interested in incorporating as a company in accordance with this Memorandum of Association and agree to take the number of shares in the Company as recorded alongside our names:

NAMES OF THE SIGNATORIES, THEIR ADDRESSES AND DESCRIPTION	ADDRESS	NUMBER OF SHARES TAKEN BY EACH SIGNATORY	SIGNATURE
Zisapel Yehuda,	23 Kisufim, Shikun Dan, Tel Aviv	5,476	(signature)
Zisapel Zohar,	2 Alon, Ramat Efal	1,924	(signature)
Ofer Ben-Gal,	6 Avivim Lane, Kfar Saba	192	(signature)
Nisim Sabatov,	11 Natan Alterman, Tel Aviv	58	(signature)

*****************************************************************
Date:
Witness to the aforementioned signatures: